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August 23, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549
Attention: Suzanne Hayes

Re:                             Rhythm Pharmaceuticals, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Confidentially Submitted October 13, 2015
SEC File No. 377-01174

Ladies and Gentlemen:

On behalf of Rhythm Pharmaceuticals, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 20, 2017, relating to the Company’s Amendment No. 3 to the Draft Registration Statement on Form S-1 (SEC File No. 377-01174) confidentially submitted to the Commission on May 24, 2017 (“DRS Amendment No. 3”).

On behalf of the Company, we are concurrently confidentially submitting to the Commission Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 (the “DRS Amendment No. 4”). We are providing to the Staff, by overnight delivery, a package containing copies of this letter and DRS Amendment No. 4, including versions that are marked to show changes from the DRS Amendment No. 3.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are followed by the Company’s response. Page references herein are to pages of DRS Amendment No. 4.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Hartford   Houston   London   Los Angeles   Miami   Moscow   New York
Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Singapore   Tokyo   Washington   Wilmington

Prospectus Summary

Setmelanotide: A First-in-Class MC4 Agonist, page 2

1.              Please revise to clarify whether the results noted in the last sentence on page 2 were statistically significant.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 2.

Clinical Development in Rare Genetic Disorders…, page 3

2.              Given your disclosure in the Summary and in the Business section on page 107 that your focus is on developing product candidates that will address MC4 upstream indications, it is not appropriate to include the downstream indications and their potential number of patients in the chart on page 3. Please revise so that this prominent graphic is limited to the indications you are focused on addressing.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 3.

Use of Proceeds, page 70

3.              It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of setmelanotide through regulatory approval and commercialization for each indication noted in the bullet points in this section. Please disclose the sources of additional funds needed to reach regulatory approval and commercialization in your drug candidates if offering proceeds will not be sufficient. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 72.

Clinical Development in Rare Genetic Disorders of Obesity Caused by MC4 Pathway Deficiencies, page 108

1.              Please remove the statement in the third paragraph of this section that initial clinical trials in patients with general obesity established the safety and efficacy of the drug as these determinations are the province of the U.S. Food and Drug Administration and other comparable regulatory agencies.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 111.

Please contact me at (617) 951-8901 or Keith Gottesdiener, Chief Executive Officer at the Company, at (857) 264-4280 with any questions or further comments regarding this letter or the Amendment.

Sincerely,

/s/ Julio E. Vega
Julio E. Vega

cc:                                Christian Windsor, U.S. Securities and Exchange Commission

James Peklenk, U.S. Securities and Exchange Commission

Joel Parker, U.S. Securities and Exchange Commission

Scot Foley, U.S. Securities and Exchange Commission

Keith Gottesdiener, Rhythm Pharmaceuticals, Inc.

Laurie A. Cerveny, Morgan, Lewis & Bockius LLP

Katerina S. Papacosma, Morgan, Lewis & Bockius LLP

Zachary E. Zemlin, Morgan, Lewis & Bockius LLP

Jacquelyn E. Burke, Morgan, Lewis & Bockius LLP